UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-09047

NOTIFICATION OF LATE FILING	CUSIP NUMBER 74837B109

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11 -K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR
[ ]Form N-CSR

For Period Ended: September 30, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Quest Solution, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

860 Conger Street
Address of Principal Executive Office (Street and Number)

Eugene, OR 97402
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quest Solution, Inc. (the “Registrant”) requires additional time to complete the accounting and reporting for certain activities and disclosures, and could not finalize its Quarterly Report on Form 10-Q (the “Quarterly Report”) in sufficient time to permit its filing within the prescribed time period without unreasonable expense and effort. The delay in processing is a result of the Registrant requiring additional time in order to prepare accurate and complete financial statements as a result of the Company’s previously announced proposed sale of the outstanding shares of Quest Solution Canada Inc. (formerly known as ViascanQData, Inc.) to Viascan Group, Inc. The Registrant is working expeditiously to complete the Quarterly Report and expects that the Quarterly Report will be filed no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas O. Miller	(514)	788-1000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [  ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statement Concerning Forward-Looking Statements

This notification of late filing on Form 12b-25 contains forward-looking statements regarding the Registrant’s expectations concerning the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2016 and results of operations. These forward-looking statements are based on the Registrant’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Registrant undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

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Quest Solution, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2016	By	/s/ Thomas O. Miller
Name: Thomas O. Miller Title: Interim Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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